Exhibit 99.2

ZenaTech’s National Drone as a Service (DaaS) Grows Through Closing a Fifth Acquisition, Adding Powerline Inspection Capabilities

Vancouver, British Columbia, (May 22, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces the closing of its fifth US acquisition as part of its national DaaS rollout.  The acquisition of Laventure & Associates, Inc. boosts in-house expertise to service the fast-growing powerline inspection market. The Fort Pierce, Florida land surveying, mapping, and services firm with more than two decades of experience brings a strong portfolio of repeat customers, including for multi-year power line inspections. It further enhances the services capabilities of ZenaTech’s DaaS business and provides operational synergies with other recent Florida acquisitions, further solidifying a strategic foothold in the state.

“Laventure & Associates is an important addition that will leverage new capabilities for AI drones to conduct powerline inspections, potentially adding to our overall DaaS services portfolio future growth. This marks our fifth US acquisition to date, demonstrating steady progress toward acquiring and integrating up to 20 additional companies and new services growth over the next 12 months,” said CEO Shaun Passley, Ph.D.

The global drone power line inspection market was valued at approximately USD 26.66 billion in 2024 and is projected to grow to USD 323.8 billion by 2032, exhibiting a remarkable CAGR of 36.63% during the forecast period, according to market research company WiseGuy Reports.

Powerline inspections are important in assessing transmission infrastructure for damage, wear, or vegetation interference to ensure safety and reliability. Traditionally performed by ground crews or helicopters, these inspections are often slow, costly, and hazardous.  ZenaTech plans to combine industry land survey and inspections expertise with advanced drone capabilities to deliver faster, safer, and more precise inspections, helping power companies reduce downtime, improve maintenance, and streamline operations.

ZenaTech’s DaaS business will incorporate the ZenaDrone 1000 and the IQ series of multifunction autonomous drones to provide a variety of solutions from land surveys and power line inspections to power washing and bar code scanning inventory management automation, made accessible and cost effective through an Uber-like business model paid for on a regular subscription or pay-per-use basis. Customers can conveniently access drones for eliminating manual or time-consuming tasks and achieving superior results.

The DaaS business model offers customers reduced upfront costs and convenience ─ there is no need to purchase drone hardware and software, find a drone pilot, manage maintenance and operation, or acquire regulatory approvals. The model also offers scalability to use more often or less often based on business needs.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.